

January 24, 2013

Via E-mail
Robert A. Gannicott
Chief Executive Officer
Harry Winston Diamond Corporation
P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9

Re: **Harry Winston Diamond Corporation**
        Form 40-F for Fiscal Year Ended January 31, 2012
        Filed April 24, 2012
        File No. 001-33838

Dear Mr. Gannicott:

    We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing any information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended January 31, 2012

Exhibit 99.6 – Consolidated Financial Statements
Notes to Consolidated Financial Statements, page 34
Note 2: Basis of Preparation, page 34
(g) Property, plant and equipment, page 36
(i) Depreciation, page 36

1.   We note the disclosure in the footnotes to your January 31, 2011 financial statements
        prepared under Canadian GAAP (page 36 and 37) that the Company did not include
        estimates of indicated or inferred resources in its calculation of ore reserves used in
        the depletion base under the units-of-production method. We further note that you
        no longer include this disclosure in the footnotes to your January 31, 2012 financial
        statements prepared under IFRS. Please tell us whether you include any amount of

measured, indicated or inferred resources in your depletion base under IFRS. Also tell us whether there have been any changes to your accounting policy for depletion upon adoption of IFRS.

2. To the extent that you include any amount of measured, indicated or inferred resources in your depletion base under IFRS, explain to us in sufficient detail the basis for this conclusion and cite the authoritative guidance you now rely upon under IFRS to justify this conclusion. In your response, also tell us how you considered the following factors for each type of resource (e.g. measured, indicated or inferred), as applicable, in assessing the probability that such resources will be converted into reserves:

    - The Company's history of converting resources into reserves;

    - The reasons for not undertaking the additional work to convert resources into reserves;

    - The type of deposit(s), including the likelihood of converting to reserves;

    - The closeness of the scheduled start of the work to convert resources into reserves;

    - The variations in the chemical or physical characteristics of the orebody, which may significantly affect whether it is economically viable to extract and process resources;

    - The Company's preliminary assessment of the net present value of the resources and the sensitivity of that assessment to changes in key variables (e.g., commodity prices); and

    - The extent to which the resource is currently accessible or will require additional cost to access the resource.

Note 25: Explanation of Transition to IFRS, page 65

3. We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1, which you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied, describing the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the effect on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions.

(g) Deferred income tax liabilities, page 69

4.   We note your disclosure on page 70 that for the fiscal year ended January 31, 2011, the accounting under IFRS resulted in an $18.4 million decrease in deferred income tax liabilities and an $18.4 million increase in deferred income tax recovery. Please further explain to us in sufficient detail how the accounting under IFRS resulted in this $18.4 million adjustment for the fiscal year ended January 31, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/Tia L. Jenkins

                                                Tia L. Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel, and
                                                Mining